News Release

Sun Life Financial

Sun Life Financial Reports First Quarter 2012 Results

The information contained in this document concerning the first quarter of 2012 is based on our unaudited interim financial results for the period ended March 31, 2012. All amounts are in Canadian dollars unless otherwise noted.

First Quarter 2012 Financial Highlights

- Operating net income[(1)] of $727 million, compared to $472 million in the first quarter of 2011. Reported net income of $686 million, compared to $438 million in the same period a year ago
- Operating earnings per share[(1)] ("EPS") of $1.22, compared to operating EPS of $0.82 in the first quarter of 2011. Reported EPS of $1.15, compared to $0.73 in the same period last year
- Operating return on equity[(1)] ("ROE") of 21.6%, compared to 13.5% in the same period one year ago. Reported ROE was 20.4%, compared to 12.5% in the first quarter of 2011
- Quarterly dividend of $0.36 per share

TORONTO (May 10, 2012) – Sun Life Financial Inc.[(2)] (TSX: SLF) (NYSE: SLF) recorded operating net income of $727 million for the first quarter of 2012, compared with operating net income of $472 million in the first quarter of 2011. Our operating EPS was $1.22 in the first quarter of 2012, compared to operating EPS of $0.82 in the first quarter of 2011. Reported net income was $686 million or $1.15 per share in the first quarter of 2012, compared to net income of $438 million or $0.73 per share in the same period last year.

Net income in the first quarter benefited from improvements in capital markets and continued growth in our in-force business. Strong equity market performance and increased interest rates, particularly in the United States, contributed $348 million to net income during the first three months of 2012. Premiums and deposits were a record $25.3 billion, helping to drive assets under management to $494.2 billion as at March 31, 2012[(3)].

"Our results for the first quarter of 2012 reflect both solid underlying business performance and the impact of favourable equity markets and higher interest rates as we continue to execute on our refocused strategy," said Dean A. Connor, President and Chief Executive Officer. "As outlined in our March 8 presentation to investors, we continue to work towards reducing the risks in our business, expanding in Canada, investing in U.S. growth, building our asset management businesses worldwide and expanding distribution and sales of insurance and wealth products in Asia."

The Board of Directors of Sun Life Financial Inc. today declared a quarterly shareholder dividend of $0.36 per common share, maintaining the current quarterly dividend.

While market performance was favourable in the first quarter, our financial results this quarter continue to highlight the impact of interest rate and equity market volatility on our net income. In order to assist shareholders in better understanding our underlying net income, we have introduced an additional operating net income measure to remove certain market-related factors that create volatility in our results from quarter-to-quarter under International Financial Reporting Standards. Operating net income excluding the net impact of market factors adjusts for the net income impact of changes in interest rates, equity markets, fair value of real estate properties and actuarial assumptions driven by capital market movements. The following table sets out our operating net income measures for the first quarter of 2012.

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(1) Operating net income (loss) and financial information based on operating net income (loss), such as operating earnings (loss) per share and operating ROE and operating net income (loss) excluding the net impact of market factors are non-IFRS financial measures. See Use of Non-IFRS Financial Measures. All EPS measures refer to fully diluted EPS, unless otherwise stated.
(2) Together with its subsidiaries and joint ventures, collectively referred to as "the Company", "Sun Life Financial", "we", "our" and "us".
(3) Premiums and deposits and assets under management are non-IFRS financial measures. See Use of Non-IFRS Financial Measures.

($ millions, after-tax)	Q1' 12
Operating net income (loss)	**727**
Net equity market impact	253
Net interest rate impact (including credit spreads and swap spreads)	95
Net gains from increases in the fair value of real estate	22
Operating net income (loss) excluding the net impact of market factors	**357**

"In our Canadian operations, sales in individual insurance and wealth reflect a more profitable sales mix, including Sun Life Global Investments winning a larger share of business among our advisors. Our Group Retirement Services business reported robust sales of our defined benefit plan de-risking solution, a new and expanding line of business," Mr. Connor said.

"Our U.S. operations are executing on schedule in expanding our voluntary benefits platform, with advances in recruiting, product development and back office support. Sales in our Employee Benefits Group grew by 15% over the prior year."

"MFS Investment Management had a strong quarter and continues to expand its distribution. MFS set a new sales record this quarter with gross sales of almost US$20 billion and asset appreciation from improved markets driving a 12% increase in assets under management to US$285 billion. MFS also announced plans to establish its own sales and service staff in Australia alongside its local investment team to expand sales and to deepen customer relationships in the region."

"We are also pleased with progress in our Asian operations, where individual life sales grew 27%, with growth in all five markets on a local currency basis. During the quarter, we introduced several initiatives to expand distribution and grow our asset management capabilities."

Operational Highlights
Investor Day 2012 and Executive Appointments
During the first quarter of 2012, we held an Investor Day event to provide investors with an update on our performance, strategic goals, financial objectives and plans to grow the business. We outlined our 2015 objectives to increase annual operating net income to $2 billion and achieve an operating ROE of 12% to 13%[4].

During the first quarter, Mr. Connor also announced several appointments to the Sun Life Financial Executive Team.

- Kevin Strain, President, SLF Asia
- Mary De Paoli, Executive Vice-President, Chief Marketing Officer and Public & Corporate Affairs
- Carolyn (Carrie) Blair, Executive Vice-President, Human Resources

Expanding Asset Management Capabilities in Asia
Sun Life Everbright Insurance Asset Management Co., Ltd. commenced operations during the first quarter, enabling us to further strengthen our position in the asset management market in the region.

Sun Life Global Investments Reports Strong Sales Momentum and Broader Product Shelf
Sun Life Global Investments had a strong RRSP season and improved its share of total mutual fund sales by Sun Life Financial's Career Sales Force. As of March 31, 2012, 10 of 11 long-term funds included in the initial launch in the fall of 2010 were in the first quartile for performance for the one-year period.

Notable Awards
- For the third consecutive year, Reader's Digest Trusted Brand consumer survey voted Sun Life Financial "The Most Trusted Insurance Company" in Canada, ranking above 18 other insurance providers based on product quality, value and understanding customer needs.
- Sun Life Hong Kong was named Mandatory Provident Fund ("MPF") "Provider of the Year" for 2011 by *Benchmark Magazine*. MPFs are group retirement plans required by the Hong Kong government to ensure adequate pension coverage.
- In India, Birla Sun Life Asset Management was recognized as "Best Fund House" by several publications.

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[4] Our 2015 financial objectives are forward-looking information. Additional information on the Company's 2015 financial objectives, including key factors and assumptions related to these objectives, can be found in the March 8, 2012 news release, "Sun Life Financial Investor Day 2012" and the 2012 Investor Day slide presentations and transcript, which can be found on our website at www.sunlife.com.

How We Report Our Results

We manage our operations and report our results in five business segments: Sun Life Financial Canada ("SLF Canada"), Sun Life Financial U.S. ("SLF U.S."), MFS Investment Management ("MFS"), Sun Life Financial Asia ("SLF Asia") and Corporate. Information concerning these segments is included in Note 3 to our unaudited interim financial statements and accompanying notes ("Consolidated Financial Statements") for the period ended March 31, 2012. In the fourth quarter of 2011, Sun Life Financial acquired the minority shares of McLean Budden Limited ("McLean Budden"), our Canadian investment management subsidiary, and transferred all of the shares of McLean Budden to MFS. Prior to the fourth quarter of 2011, the operations of McLean Budden were included in SLF Canada. Prior period results have been restated to reflect the results of McLean Budden within MFS. Financial information concerning SLF U.S. and MFS is presented in Canadian and U.S. dollars to facilitate the analysis of underlying business trends. We prepare our unaudited interim Consolidated Financial Statements using International Financial Reporting Standards ("IFRS"), and in accordance with International Accounting Standard 34, *Interim Financial Reporting*.

We use certain non-IFRS financial measures, including operating net income as key metrics in our financial reporting to enable our stakeholders to better assess the underlying performance of our businesses. Operating net income (loss) and other financial information based on operating net income (loss), such as operating EPS and operating ROE, are non-IFRS financial measures. We believe that these non-IFRS financial measures provide information that is useful to investors in understanding our performance and facilitates the comparison of the quarterly and full year results of our ongoing operations. Operating net income excludes: (i) the impact of certain hedges in SLF Canada that do not qualify for hedge accounting; (ii) fair value adjustments on share-based payment awards at MFS; (iii) restructuring and other related costs; (iv) goodwill and intangible asset impairment charges; and (v) other items that are not operational or ongoing in nature. Operating EPS also excludes the dilutive impact of convertible securities.

Operating net income excluding the net impact of market factors is a non-IFRS financial measure that removes certain market-related factors that create volatility in our results under IFRS in order to assist shareholders in better understanding our underlying net income. Operating net income excluding the net impact of market factors adjusts operating net income (loss) for: (i) the net impact of changes in interest rates in the reporting period, including changes in credit and swap spreads; (ii) the net impact of changes in equity markets above or below the expected level of change in the reporting period; (iii) the net impact of changes in the fair value of real estate properties in the reporting period; and (iv) the impact of changes in actuarial assumptions driven by capital market movements.

Other non-IFRS financial measures that we use include adjusted revenue, administrative services only ("ASO") premium and deposit equivalents, mutual fund assets and sales, managed fund assets and sales, premiums and deposits, assets under management ("AUM") and assets under administration. Additional information about non-IFRS financial measures and reconciliations to the closest IFRS measure can be found in this document and in our annual and interim management's discussion and analysis ("MD&A") under the heading Use of Non-IFRS Financial Measures.

The information contained in this document is in Canadian dollars unless otherwise noted and is based on our interim unaudited financial results for the period ended March 31, 2012. All EPS measures in this document refer to fully diluted EPS, unless otherwise stated.

Additional information about Sun Life Financial Inc. can be found in our annual and interim Consolidated Financial Statements, annual and interim MD&A and Annual Information Form ("AIF"). These documents are filed with securities regulators in Canada and are available at www.sedar.com. Our annual MD&A, annual Consolidated Financial Statements and AIF are filed with the United States Securities and Exchange Commission ("SEC") in our annual report on Form 40-F and our interim MD&As and interim financial statements are furnished to the SEC on Form 6-Ks and are available at www.sec.gov.

Financial Summary

($ millions, unless otherwise noted)	Quarterly results				
	Q1'12	Q4'11	Q3'11	Q2'11	Q1'11
Net income (loss)					
Operating net income (loss)	**727**	(221)	(572)	425	472
Reported net income (loss)	**686**	(525)	(621)	408	438
Operating net income (loss) excluding the net impact of market factors	**357**	n/a	n/a	n/a	n/a
Diluted EPS ($)					
Operating	**1.22**	(0.38)	(0.99)	0.73	0.82
Reported	**1.15**	(0.90)	(1.07)	0.68	0.73
Basic EPS ($)					
Operating	**1.24**	(0.38)	(0.99)	0.74	0.82
Reported	**1.17**	(0.90)	(1.07)	0.71	0.76
Return on equity (%)					
Operating	**21.6%**	(6.5)%	(16.0)%	12.0%	13.5%
Reported	**20.4%**	(15.3)%	(17.4)%	11.5%	12.5%
Avg. common shares outstanding (millions)	**587.9**	583.8	580.5	578.2	574.7
Closing common shares outstanding (millions)	**590.9**	587.8	582.8	580.4	578.1
Dividends per common share ($)	**0.36**	0.36	0.36	0.36	0.36
MCCSR ratio[1]	**213%**	211%	210%	231%	229%
Premiums & deposits[2]					
Net premium revenue	**2,074**	2,305	2,335	2,240	2,434
Segregated fund deposits	**2,113**	2,912	2,298	2,406	2,566
Mutual fund sales	**9,820**	7,334	7,120	6,570	7,917
Managed fund sales	**9,849**	8,414	5,446	8,188	5,703
ASO premium and deposit equivalents	**1,440**	1,391	1,362	1,450	1,458
Total premiums & deposits	**25,296**	22,356	18,561	20,854	20,078
Assets under management[3]					
General fund assets	**128,959**	129,844	130,413	121,618	120,971
Segregated funds	**91,934**	88,183	85,281	89,116	89,513
Mutual funds, managed funds and other AUM	**273,295**	247,503	243,132	262,902	258,912
Total AUM	**494,188**	465,530	458,826	473,636	469,396
Capital					
Subordinated debt and other capital[4]	**4,235**	3,441	4,396	4,382	4,383
Participating policyholders' equity	**124**	123	123	120	117
Total shareholders' equity[5]	**16,151**	15,607	16,368	16,248	16,040
Total capital	**20,510**	19,171	20,887	20,750	20,540

[1] Represents the Minimum Continuing Capital and Surplus Requirements ("MCCSR") ratio of Sun Life Assurance Company of Canada ("Sun Life Assurance").

[2] ASO premium and deposit equivalents, mutual fund sales, managed fund sales and total premiums and deposits are non-IFRS financial measures. ASO premium and deposit equivalents relate to fees received on group contracts where we provide administrative services. See Use of Non-IFRS Financial Measures.

[3] AUM, mutual fund assets, managed fund assets, other AUM and total AUM are non-IFRS financial measures. See Use of Non-IFRS Financial Measures.

[4] Other capital refers to Sun Life ExchangEable Capital Securities ("SLEECS"), which qualify as capital for Canadian regulatory purposes. See Capital and Liquidity Management – Capital in our annual MD&A.

[5] Excludes non-controlling interests.

Q1 2012 vs. Q1 2011

Our reported net income in the first quarter of 2012 was $686 million, compared to net income of $438 million in the first quarter of 2011. Reported ROE was 20.4%, compared with 12.5% for the first quarter of 2011.

Operating net income was $727 million for the quarter ended March 31, 2012, compared to operating net income of $472 million in the same period last year. Results in the first quarter of 2012 reflected strong gains from higher equity markets and increased interest rates, the favourable impact of management actions and changes in assumptions and gains from increases in the value of real estate properties. These gains were partially offset by unfavourable morbidity experience in our Canadian group business.

Gains of $253 million from equity markets were driven by strong performance of the S&P 500 and the S&P/TSX Composite Index, which increased 12% and 4%, respectively. Equity market gains for the first quarter of 2012 also include:

- Favourable impact from basis risk of $73 million, primarily related to fund outperformance relative to market indices
- A gain of $48 million as a result of a greater than anticipated unhedged position during most of the first quarter. The open position arose in connection with the migration to a new hedging system in the first quarter. The position was identified and closed out by the end of the quarter
- Lower realized volatility relative to our best estimate assumptions resulting in a gain of $15 million

Changes in the value of real estate properties resulted in a net gain of $22 million in the first quarter. Increases in the value of real estate were based on internal and external appraisals in the first quarter and reflect improved market conditions and lower capitalization rates.

Operating net income excluding the net impact of market factors was $357 million in the first quarter of 2012.

The following table reconciles our net income measures and sets out the impact that other notable items had on our net income in the first quarter of 2012.

($ millions, after-tax)	Q1'12
Reported net income	**686**
Certain hedges that do not qualify for hedge accounting in SLF Canada	(12)
Fair value adjustments on share-based payment awards at MFS	(20)
Restructuring and other related costs	(9)
Operating net income	**727**
Net equity market impact	253
Net interest rate impact (including credit spreads and swap spreads)	95
Net gains from increases in the fair value of real estate	22
Operating net income excluding the net impact of market factors	**357**
Impact of other items on our net income:	
Experience related items	
Credit	8
Mortality/morbidity	(20)
Expenses	(8)
Lapse and other policyholder behaviour	(1)
Other net experience	(8)
Management actions and changes in assumptions	
Reduced policy administration costs in SLF U.K.	17
Increased interest rate hedging on segregated fund liabilities	13
Other	2

The net equity market impact consists primarily of the effect of changes in equity markets during the quarter, net of hedging, that differ from our liability best estimate assumption of approximately 2% growth per quarter in equity markets. Net equity market impacts also include the income impact of the basis risk inherent in our hedging program resulting from the difference between the return on underlying funds of products that provide benefit guarantees and the return on the derivative assets used to hedge those benefit guarantees. Net interest rate impact includes changes in interest rates that impact the investment returns that differ from those assumed, as well as the impact of changes in interest rates on the value of derivative instruments employed as part of our hedging programs. Our exposure to interest rates varies by product type, line of business and geography. Given the long-term nature of our business, we have a higher degree of sensitivity in respect of interest rates at long durations. Other experience related items reflect the difference between actual experience during the reporting period and expected results assumed in the determination of our insurance contract liabilities. Management actions and assumption changes reflect changes to the underlying assumptions in the valuation of our insurance contract liabilities.

Our operating net income was $472 million for the quarter ended March 31, 2011. Operating net income in the first quarter of 2011 reflected continued growth in AUM, gains from increases in the fair value of real estate classified as investment properties, the favourable impact of investment activity on insurance contract liabilities, increases in equity markets and favourable mortality and morbidity experience. This was partially offset by increased losses in the Corporate segment.

Impact of Foreign Exchange Rates
We have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Indonesia, India, China and Bermuda, and generate revenues and incur expenses in local currencies in these jurisdictions, which are translated into Canadian dollars. The bulk of our exposure to movements in foreign exchange rates is to the U.S. dollar.

Items impacting our Consolidated Statements of Operations are translated to Canadian dollars using average exchange rates for the respective period. For items impacting our Consolidated Statements of Financial Position, period end rates are used for currency translation purposes. The following table provides the most relevant foreign exchange rates over the past several quarters.

Exchange rate	Q1'12	Q4'11	Q3'11	Q2'11	Q1'11
Average					
U.S. Dollar	**1.002**	1.023	0.978	0.968	0.986
U.K. Pound	**1.574**	1.609	1.576	1.578	1.579
Period end					
U.S. Dollar	**0.998**	1.019	1.050	0.963	0.970
U.K. Pound	**1.597**	1.583	1.636	1.546	1.555

In general, our net income benefits from a weakening Canadian dollar and is adversely affected by a strengthening Canadian dollar as net income from the Company's international operations is translated back to Canadian dollars. However, in a period of net losses, the weakening of the Canadian dollar has the effect of increasing the losses. The relative impact of currency in any given period is driven by the movement of currency rates as well as the proportion of earnings generated in our foreign operations. We generally express the impact of currency on net income on a year-over-year basis. During the first quarter of 2012, our operating net income increased by $9 million as a result of movements in foreign exchange rates relative to the first quarter of last year.

Performance by Business Group

SLF Canada

($ millions)	Quarterly results				
	Q1'12	Q4'11	Q3'11	Q2'11	Q1'11
Operating net income (loss)[1]					
Individual Insurance & Investments	**154**	73	(82)	125	127
Group Benefits	**44**	65	73	64	66
Group Retirement Services	**41**	44	14	29	52
Total operating net income (loss)	**239**	182	5	218	245
Operating adjustments:					
Hedges that do not qualify for hedge accounting	**(12)**	50	(53)	9	(9)
Goodwill and intangible asset impairment charges	**-**	(194)	-	-	-
Common shareholders' net income (loss)	**227**	38	(48)	227	236
Operating ROE (%)	**14.4**	11.2	0.3	13.4	15.5

[1] Operating net income is a non-IFRS financial measure that excludes the impact of certain hedges that do not qualify for hedge accounting and goodwill impairment charges. See Use of Non-IFRS Financial Measures.

Q1 2012 vs. Q1 2011
SLF Canada reported net income of $227 million in the first quarter of 2012, compared to $236 million in the same period one year ago. Operating net income was $239 million, compared to $245 million in the first quarter of 2011.

Operating net income in the first quarter of 2012 was favourably impacted by increases in equity markets, gains from increases in the value of real estate properties and management actions taken to increase hedging on the segregated fund liabilities. These favourable impacts were partially offset by unfavourable morbidity experience in Group Benefits and the net impact of changes in interest rates, including swap spreads.

Operating net income of $245 million in the first quarter of 2011 included gains from increases in the value of real estate properties, the favourable impact of investment activity on insurance contract liabilities, improved equity markets, and favourable mortality and morbidity experience. This was partially offset by the unfavourable impact of movements in interest rates and swap yields.

In the first quarter of 2012, sales of individual life and health insurance products through the Sun Life Career Sales Force were up 9% over the prior year, reflecting positive gains in productivity and business momentum. Overall, individual life and health sales were level with the first quarter of 2011, as we continued to focus on more profitable sources of business and an improved sales mix through our third-party channels. Sales of individual wealth products decreased by 11% from the first quarter of 2011, primarily due to lower planned sales of segregated funds, a decline in sales of guaranteed products due to the low interest rate environment and lower third-party mutual fund sales. Retail sales of Sun Life Global Investments mutual funds were up 286%, reflecting excellent business momentum. Group Benefits sales were down from the first quarter 2011 by 7%, primarily due to lower activity in the large case market. Group Retirement Services ("GRS") sales increased 133% to $1,103 million from the first quarter 2011 due to strong defined benefit solution sales and higher sales in the large case market. GRS assets under administration increased to a record $52 billion. Pension rollover sales were lower by 16% from the first quarter of 2011 due to lower volumes of eligible rollover assets in the first quarter of 2012.

SLF U.S.

(US$ millions)	Q1'12	Q4'11	Q3'11	Q2'11	Q1'11
			Quarterly results		
Operating net income (loss)[1]					
Annuities	**325**	(461)	(272)	62	78
Individual Insurance	**86**	(46)	(318)	41	62
Employee Benefits Group	**22**	9	22	11	44
Total operating net income (loss)	**433**	(498)	(568)	114	184
Operating adjustments:					
Goodwill and intangible asset impairment charges	**-**	(71)	-	-	-
Restructuring and other related costs	**(9)**	(32)	-	-	-
Common shareholders' net income (loss)	**424**	(601)	(568)	114	184
Operating ROE (%)	**30.8**	(36.3)	(44.5)	8.3	13.5
(C$ millions)					
Operating net income (loss)	**434**	(511)	(569)	110	180
Operating adjustments:					
Goodwill and intangible asset impairment charges	**-**	(72)	-	-	-
Restructuring and other related costs	**(9)**	(32)	-	-	-
Common shareholders' net income (loss)	**425**	(615)	(569)	110	180

[1] Operating net income is a non-IFRS financial measure that excludes the impact of restructuring and other related costs and goodwill impairment charges as a result of our decision to discontinue domestic U.S. variable annuity and individual life products to new sales. See Use of Non-IFRS Financial Measures.

Q1 2012 vs. Q1 2011
SLF U.S. reported net income of C$425 million in the first quarter of 2012, compared to net income of C$180 million in the first quarter of 2011. SLF U.S. had operating net income of C$434 million in the first quarter of 2012, compared to C$180 million for the same period last year. The weakening of the Canadian dollar relative to average exchange rates in the first quarter of 2011 increased operating net income in SLF U.S. by C$7 million.

In U.S. dollars, SLF U.S. reported net income of US$424 million in the first quarter of 2012, compared to US$184 million in the first quarter of 2011. Operating net income in the first quarter of 2012 was US$433 million, compared to US$184 million in the first quarter of 2011. Results in the first quarter of 2012 reflected the favourable impact of equity market gains and increased interest rates. Equity market gains in the first quarter of 2012 were augmented by fund outperformance relative to market indices, lower realized volatility and a gain of US$48 million from an unhedged position in connection with the migration to a new hedging system.

Net income of US$184 million in the first quarter of 2011 reflected the favourable impact of increased interest rates, as well as favourable insurance claims experience.

Employee Benefits Group sales in the first quarter of 2012 increased 15%, compared to the same period a year ago. Voluntary sales were higher by 14% over the prior year, driven by increases in the life and disability product lines, while Group Life and Health sales rose 16% primarily as a result of higher sales of stop-loss insurance.

During the fourth quarter of 2011, we announced the closure of our domestic variable annuity and individual life products to new sales. SLF U.S. continues to provide international high net worth clients with insurance and investment products, and those sales will continue to be reflected in SLF U.S. results as well as residual activity on our closed U.S. domestic block. In the first quarter of 2012, individual insurance sales decreased 52% compared to the prior year due to a decrease in insurance sales both domestically and to international clients. Variable annuity sales in the first quarter of 2012 decreased significantly compared to the prior year, reflecting our decision to discontinue sales of domestic U.S. variable annuity products.

MFS Investment Management

(US$ millions)	Q1'12	Q4'11	Q3'11	Q2'11	Q1'11
			Quarterly results		
Operating net income[1]	**70**	66	66	72	67
Operating adjustments:					
Fair value adjustments on share-based payment awards	**(21)**	(32)	4	(26)	(25)
Restructuring and other related costs	**-**	(4)	-	-	-
Common shareholders' net income	**49**	30	70	46	42

(C$ millions)					
Operating net income[1]	**69**	68	65	70	67
Operating adjustments:					
Fair value adjustments on share-based payment awards	**(20)**	(33)	4	(26)	(25)
Restructuring and other related costs	**-**	(4)	-	-	-
Common shareholders' net income	**49**	31	69	44	42
Pre-tax operating profit margin ratio[2]	**33%**	32%	32%	34%	33%
Average net assets (US$ billions)	**270.1**	249.5	257.4	274.0	262.9
Assets under management (US$ billions)[2]	**284.8**	253.2	236.5	274.7	268.1
Net sales (US$ billions)	**5.9**	1.7	(1.0)	2.9	1.8
Asset appreciation (depreciation) (US$ billions)	**25.7**	15.1	(37.3)	3.7	9.8
S&P 500 Index (daily average)	**1,346**	1,225	1,227	1,319	1,302
MSCI EAFE Index	**1,516**	1,420	1,531	1,710	1,701

[1] Operating net income is a non-IFRS financial measure that excludes fair value adjustments on share-based payment awards at MFS and restructuring charges. See Use of Non-IFRS Financial Measures.

[2] Pre-tax operating profit margin ratio and assets under management are non-IFRS financial measures. See Use of Non-IFRS Financial Measures. Monthly information on assets under management is provided by MFS on its Corporate Fact Sheet, which can be found at www.mfs.com by clicking the link "About MFS."

Q1 2012 vs. Q1 2011

Net income in the first quarter of 2012 was C$49 million, compared to C$42 million for the same period one year ago. MFS had operating net income of C$69 million in the first quarter of 2012, compared to C$67 million for the same period last year. The weakening of the Canadian dollar relative to average exchange rates in the first quarter of 2011 increased operating net income at MFS by C$1 million.

In U.S. dollars, MFS had reported net income of US$49 million in the first quarter of 2012, compared to reported net income of US$42 million in the first quarter of 2011. Operating net income in the first quarter of 2012 was US$70 million, compared to operating net income of US$67 million in the first quarter of 2011. The increase in operating net income from the first quarter of 2011 was primarily due to higher net average assets, which increased to US$270 billion from US$263 billion in the first quarter of 2011. MFS's pre-tax operating profit margin ratio was 33% in the first quarter of 2012, unchanged from the same period one year ago.

Total assets under management at March 31, 2012 were US$284.8 billion, compared to US$253.2 billion at December 31, 2011. The increase of US$31.6 billion was driven by asset appreciation of US$25.7 billion and record gross sales of US$19.5 billion, partially offset by redemptions of US$13.6 billion. Retail fund performance remained strong with 87% and 94% of fund assets ranked in the top half of their respective Lipper categories based on 5-year and 10-year performance, respectively.

SLF Asia

	Quarterly results				
($ millions)	Q1'12	Q4'11	Q3'11	Q2'11	Q1'11
Operating net income[1]	29	44	26	30	44
Operating adjustments:					
Restructuring and other related costs	-	(6)	-	-	-
Common shareholders' net income	29	38	26	30	44
Operating ROE (%)	6.6	9.9	6.1	7.2	10.8

[1] Operating net income is a non-IFRS financial measure that excludes restructuring and other related costs recorded as a result of the acquisition of Grepalife Financial Inc. See Use of Non-IFRS Financial Measures.

Q1 2012 vs. Q1 2011

Net income in the first quarter of 2012 was $29 million, compared to net income of $44 million in the first quarter of 2011. Operating net income in the first quarter of 2012 was $29 million, compared to $44 million in the same period one year ago.

Results in the first quarter of 2012 reflected favourable interest rate and equity market experience, partially offset by higher new business strain from increased sales in China. Net income in the first quarter of 2011 reflected the favourable impact of investment gains in the Philippines and reduced levels of new business strain from lower sales in India and Hong Kong.

First quarter 2012 individual life sales were up 27% over the same period last year, driven by strong growth in China and the Philippines. On a local currency basis, sales were up across all geographies in the region. Sales in China were up by 114% due to ongoing distribution expansion, sales in the Philippines were up 65% resulting from growth in the agency force and the launch of Sun Life Grepa Financial in October 2011 and sales in Hong Kong, Indonesia and India were up by 16%, 6% and 5%, respectively.

Corporate

Corporate includes the results of our U.K. operations ("SLF U.K.") and Corporate Support. Corporate Support includes our run-off reinsurance business as well as investment income, expenses, capital and other items that have not been allocated to our other business segments.

	Quarterly results				
($ millions)	**Q1'12**	Q4'11	Q3'11	Q2'11	Q1'11
Operating net income (loss)[(1)]					
SLF U.K.	**26**	71	(14)	56	43
Corporate Support	**(70)**	(75)	(85)	(59)	(107)
Total operating net income (loss)	**(44)**	(4)	(99)	(3)	(64)
Operating adjustments:					
Restructuring and other related costs:					
SLF U.K.	**-**	(3)	-	-	-
Corporate Support	**-**	(10)	-	-	-
Common shareholders' net income (loss)	**(44)**	(17)	(99)	(3)	(64)

(1) Operating net income is a non-IFRS financial measure and excludes restructuring and other related costs. See Use of Non-IFRS Financial Measures.

Q1 2012 vs. Q1 2011

The Corporate segment reported a loss of $44 million in the first quarter of 2012, compared to a reported loss of $64 million in the first quarter of 2011. There were no items that gave rise to differences between reported and operating net income in the first quarter of 2012.

SLF U.K. reported net income of $26 million in the first quarter of 2012, compared to net income of $43 million in the first quarter of 2011. Results for the first quarter of 2012 reflected the favourable impact of reduced policy administration costs from revised outsourcing arrangements, offset by the net unfavourable impact of movements in interest rates and equity markets on the guaranteed annuity option product in the U.K. Net income for the first quarter of 2011 reflected the favourable impact of model refinements on the valuation of policy liabilities.

Corporate Support reported a loss of $70 million in the first quarter of 2012, compared to a loss of $107 million one year earlier. Results in the first quarter of 2012 reflected lower expense levels relative to the same period one year ago. Results in the first quarter of 2011 included foreign exchange losses related to the termination of a net investment hedging relationship.

Additional Financial Disclosure

Revenue

	Quarterly results				
($ millions)	**Q1'12**	Q4'11	Q3'11	Q2'11	Q1'11
Revenues					
Net premium revenue	**2,074**	2,305	2,335	2,240	2,434
Net investment income					
Interest and other investment income	**1,183**	1,182	1,498	1,260	1,115
Changes in fair value of FVTPL assets and liabilities	**(1,009)**	1,257	2,827	781	(208)
Net gains (losses) on AFS assets	**23**	88	39	32	43
Fee income	**869**	883	807	844	819
Total revenue	**3,140**	5,715	7,506	5,157	4,203
Adjusted revenue[(1)]	**4,997**	5,004	5,372	5,026	5,060

(1) Adjusted revenue is a non-IFRS financial measure and excludes the impacts of fair value changes in FVTPL assets and liabilities, currency, reinsurance for the insured business in SLF Canada's Group Benefits operations and net premiums from the domestic variable annuity and individual insurance operations in SLF U.S. that closed to new sales effective December 30, 2011. For additional information, see Use of Non-IFRS Financial Measures.

Revenues for the first quarter of 2012 were $3.1 billion, compared to $4.2 billion in the first quarter of 2011. Revenues decreased primarily as a result of an $801 million decrease in the net gains in fair value of FVTPL assets and non-hedging derivatives and $541 million lower net premium revenue from SLF U.S., partially offset by $227 million higher net premium revenue from Canada Group Retirement Services. Adjusted revenue was $5.0 billion for the first quarter of 2012, slightly lower compared to $5.1 billion in the same period one year ago.

Premiums and Deposits

($ millions)	Q1'12	Q4'11	Q3'11	Q2'11	Q1'11
			Quarterly results		
Premiums & Deposits					
Net premium revenue	**2,074**	2,305	2,335	2,240	2,434
Segregated fund deposits	**2,113**	2,912	2,298	2,406	2,566
Mutual fund sales	**9,820**	7,334	7,120	6,570	7,917
Managed fund sales	**9,849**	8,414	5,446	8,188	5,703
ASO premium & deposit equivalents	**1,440**	1,391	1,362	1,450	1,458
Total as reported	**25,296**	22,356	18,561	20,854	20,078
Total adjusted Premiums & Deposits[1]	**25,692**	21,732	18,744	21,025	20,016

[1] Adjusted premiums and deposits is a non-IFRS financial measure that excludes the impact of currency, reinsurance for the insured business in SLF Canada's Group Benefits operations, and net premiums and deposits from the domestic variable annuity and individual insurance operations in SLF U.S. that closed to new sales effective December 30, 2011. For additional information, see Use of Non-IFRS Financial Measures.

Premiums and deposits for the quarter ended March 31, 2012 were $25.3 billion, compared to $20.1 billion from the same period one year ago. Adjusted premiums and deposits of $25.7 billion in the first quarter of 2012 increased by $5.7 billion primarily as a result of strong funds sales from MFS.

Net life, health and annuity premiums were $2.1 billion in the first quarter of 2012, compared to $2.4 billion in the fourth quarter of 2011. The decrease of $0.3 billion was primarily related to a decrease of $541 million in SLF U.S. from lower annuity and individual life premiums, partially offset by an increase of $227 million in Group Retirement Services in Canada from strong defined benefit solution sales and higher sales in the large case market.

Segregated fund deposits were $2.1 billion in the first quarter of 2012, compared to $2.6 billion in the same period one year ago, primarily due to our decision to discontinue sales of domestic variable annuity products in SLF U.S.

Sales of mutual funds and managed funds in the first quarter of 2012 were $19.7 billion, an increase of $6.1 billion over the first quarter of 2011, primarily as a result of strong fund sales from MFS, which increased by 42% over the prior year.

ASO premium and deposit equivalents of $1.4 billion in the first quarter of 2012 were slightly lower than the first quarter of 2011.

Assets Under Management
AUM were $494.2 billion as at March 31, 2012, compared to $465.5 billion as at December 31, 2011 and $469.4 billion as at March 31, 2011. The increase in AUM of $28.7 billion between December 31, 2011 and March 31, 2012 resulted primarily from:

(i)   favourable market movements of $29.6 billion;
(ii)   net sales of mutual, managed and segregated funds of $5.5 billion; and
(iii)   business growth of $1.7 billion; partially offset by
(iv)   a decrease of $7.2 billion from the strengthening of the Canadian dollar against foreign currencies compared to the prior period exchange rates; and
(v)   a decrease of $1.0 billion from the change in value of FVTPL assets and liabilities and non-hedging derivatives.

AUM increased $24.8 billion between March 31, 2011 and March 31, 2012. The increase in AUM related primarily to:
(i)   net sales of mutual, managed and segregated funds of $8.2 billion;
(ii)   an increase of $7.1 billion from the weakening of the Canadian dollar against foreign currencies compared to the prior period exchange rates;
(iii)   favourable market movements of $4.3 billion;

(iv)   an increase of $3.7 billion from the change in value of FVTPL assets and liabilities and non-hedging derivatives; and

(v)   business growth of $1.7 billion.

Changes in the Statement of Financial Position and Shareholders' Equity

Total general fund assets were $129.0 billion as at March 31, 2012, compared to $129.8 billion as at December 31, 2011 and $121.0 billion as at March 31, 2011. The decrease in general fund assets from December 31, 2011 was primarily as a result of a $1.6 billion impact from changes in foreign exchange rates and a decrease of $1.0 billion from the change in value of FVTPL assets and liabilities and non-hedging derivatives, partially offset by business growth of $1.7 billion.

Insurance contract liabilities of $94.5 billion as at March 31, 2012 decreased by $1.9 billion compared to December 31, 2011, mainly due to changes in balances on in-force policies (which includes fair value changes on FVTPL assets supporting insurance contract liabilities) and changes in foreign exchange rates, partially offset by balances arising from new policies.

Shareholders' equity, including preferred share capital, was $16.3 billion as at March 31, 2012, compared to $15.7 billion as at December 31, 2011. The $0.6 billion increase in shareholders' equity was primarily due to:

(i)   shareholders' net income of $717 million for the three months ended March 31, 2012, before preferred share dividends of $31 million;

(ii)   net unrealized gain on available-for-sale assets and cash flow hedges in other comprehensive income ("OCI") of $157 million; and

(iii)   proceeds of $69 million from the issuance of common shares through the Canadian Dividend Reinvestment Plan and $8 million from stock-based compensation; partially offset by

(iv)   common share dividend payments of $212 million; and

(v)   a decrease of $164 million from the strengthening of the Canadian dollar relative to foreign currencies.

As at May 4, 2012, Sun Life Financial had 591.0 million common shares and 102.2 million preferred shares outstanding.

Cash Flows

		Quarterly results
($ millions)	Q1'12	Q1'11
Cash and cash equivalents, beginning of period	4,353	3,401
Cash flows provided by (used in):		
Operating activities	(752)	532
Investing activities	(37)	(32)
Financing activities	568	(177)
Changes due to fluctuations in exchange rates	(17)	(51)
Increase in cash and cash equivalents	(238)	272
Cash and cash equivalents, end of period	4,115	3,673
Short-term securities, end of period	4,096	4,640
Net cash, cash equivalents and short-term securities	8,211	8,313

Net cash, cash equivalents and short-term securities were $8.2 billion as at the end of the first quarter of 2012, compared to $8.7 billion at the end of the fourth quarter of 2011 and $8.3 billion at the end of the first quarter of 2011.

Cash used in operating activities was $1.3 billion higher in the first quarter of 2012 than the same period one year ago, primarily due to lower premiums from SLF U.S. and increased net purchase activity on the investment portfolio. Cash used in investing activities in the first quarter of 2012 was $37 million, up $5 million from the first quarter of 2011. Cash provided by financing activities was $568 million in the first quarter of 2012, compared to $177 million used in financing activities in the first quarter of 2011. This increase was driven primarily by the issuance of $800 million of subordinated debentures in the first quarter of 2012. The fluctuation of the Canadian dollar compared to foreign currencies decreased the value of cash balances by $17 million in the first quarter of 2012, compared to a decrease of $51 million in the comparable period a year ago.

Quarterly Financial Results

The following table provides a summary of our results for the eight most recently completed quarters. A more complete discussion of our historical quarterly results can be found in our interim and annual MD&As for the relevant periods.

Historical financial results

($ millions, unless otherwise noted)	Q1'12	Q4'11	Q3'11	Q2'11	Q1'11	Q4'10	Q3'10	Q2'10
Operating net income (loss)	**727**	(221)	(572)	425	472	485	403	155
Adjustments to derive operating net income	**(41)**	(304)	(49)	(17)	(34)	19	13	(83)
Reported net income (loss)	**686**	(525)	(621)	408	438	504	416	72
Basic operating EPS ($)	**1.24**	(0.38)	(0.99)	0.74	0.82	0.85	0.71	0.27
Basic reported EPS ($)	**1.17**	(0.90)	(1.07)	0.71	0.76	0.88	0.73	0.13
Diluted operating EPS ($)	**1.22**	(0.38)	(0.99)	0.73	0.82	0.85	0.71	0.27
Diluted reported EPS ($)	**1.15**	(0.90)	(1.07)	0.68	0.73	0.84	0.70	0.13
Total revenue	**3,140**	5,715	7,506	5,157	4,203	4,271	7,671	6,665
Total AUM ($ billions)	**494**	466	459	474	469	465	455	435

Fourth Quarter 2011

The operating loss of $221 million in the fourth quarter of 2011 was impacted significantly by a change related to the valuation of our variable annuity and segregated fund insurance contract liabilities in which the expected future cost of the dynamic hedging program for variable annuity and segregated fund products is reflected in the liabilities. This resulted in a one-time charge to net income of $635 million. Partially offsetting the loss was the positive impact of a net tax benefit related to the reorganization of our U.K. operations and net excess realized gains on AFS securities.

Third Quarter 2011

The operating loss of $572 million in the third quarter of 2011 was driven by reserve increases (net of increases in asset values including hedges) of $684 million after-tax related to steep declines in both equity markets and interest rate levels, and reflected primarily in the individual life and variable annuity businesses in SLF U.S. Updates to actuarial methods and assumptions, which generally occur in the third quarter of each year, further reduced net income by $203 million. Updates to actuarial estimates and assumptions included unfavourable impacts related primarily to mortality and policyholder behaviour in SLF Canada and SLF U.S., which were partially offset by changes related to investment income tax on universal life insurance policies in SLF Canada.

Second Quarter 2011

Operating net income of $425 million for the quarter ended June 30, 2011 reflected continued growth in our in-force business, the favourable impact of investment results on insurance contract liabilities and favourable credit experience. Uneven movements across the yield curve and favourable spread movements more than offset lower yields on government securities, resulting in a net benefit from interest rates in the second quarter. These net gains were partially offset by investments in growth and service initiatives in our businesses and unfavourable policyholder experience.

First Quarter 2011

Operating net income of $472 million for the quarter ended March 31, 2011 reflected continued growth in AUM, gains from increases in the fair value of real estate classified as investment properties, the favourable impact of investment activity on insurance contract liabilities, increases in equity markets and favourable mortality and morbidity experience. This was partially offset by increased losses in the Corporate segment.

Fourth Quarter 2010

Operating net income of $485 million for the quarter ended December 31, 2010 was favourably impacted by improvements in equity markets and increased interest rates. This was partially offset by the impact of changes to actuarial estimates and assumptions related primarily to mortality, higher levels of expenses, which included several non-recurring items, and the unfavourable impact of currency movements.

Third Quarter 2010

Operating net income of $403 million in the third quarter of 2010 was favourably impacted by improved equity market conditions and assumption changes and management actions. We increased our mortgage sectoral allowance in anticipation of continued pressure in the U.S. commercial mortgage market, however overall credit experience continued to show improvement over the prior year. The net impact from interest rates on third quarter results was not material as the unfavourable impact of lower interest rates was largely offset by favourable movement in interest rate swaps used for asset-liability management.

Second Quarter 2010
Operating net income of $155 million in the second quarter of 2010 was adversely impacted by declining equity markets and unfavourable interest rate movements. These adverse impacts were partially offset by the favourable impact of fixed income investing activities on policy liabilities, and an overall tax recovery during the quarter.

Investments
We had total general fund invested assets of $115 billion as at March 31, 2012. The majority of our general fund is invested in medium- to long-term fixed income instruments, such as debt securities, mortgages and loans. 85.1% of the general fund assets are invested in cash and fixed income investments. Equity securities and investment properties comprised 4.3% and 4.8% of the portfolio, respectively. The remaining 5.8% of the portfolio includes policy loans, derivative assets and other invested assets.

The following table sets out the composition of our invested assets.

	March 31, 2012		December 31, 2011	
($ millions)	Carrying value	% of total carrying value	Carrying value	% of total carrying value
Cash, cash equivalents and short-term securities	8,271	7.2%	8,837	7.6%
Debt securities – FVTPL	50,794	44.0%	51,627	44.2%
Debt securities – AFS	11,052	9.6%	11,303	9.7%
Equity securities – FVTPL	4,009	3.5%	3,731	3.2%
Equity securities – AFS	910	0.8%	839	0.7%
Mortgages and loans	28,005	24.3%	27,755	23.8%
Derivative assets	2,134	1.8%	2,632	2.3%
Policy loans	3,243	2.8%	3,276	2.8%
Investment properties	5,538	4.8%	5,313	4.5%
Other invested assets	1,403	1.2%	1,348	1.2%
Total invested assets	**115,359**	**100.0%**	116,661	100.0%

Debt Securities
As at March 31, 2012, we held $62 billion of debt securities, which constituted 54% of our overall investment portfolio. Debt securities with an investment grade of "A" or higher represented 67% of the total debt securities as at March 31, 2012, compared to 68% as at December 31, 2011. Debt securities rated "BBB" or higher represented 97% of total debt securities as at March 31, 2012, consistent with December 31, 2011.

Included in the $62 billion of debt securities were $7.5 billion of non-public debt securities, which constituted 12.1% of our total debt securities, compared with $7.4 billion, or 11.8%, as at December 31, 2011. Corporate debt securities that are not issued or guaranteed by sovereign, regional and municipal governments represented 68% of our total debt securities as at March 31, 2012, compared to 66% as at December 31, 2011. Total government issued or guaranteed debt securities as at March 31, 2012 were $19.9 billion, compared to $21.5 billion as at December 31, 2011. The decrease of $1.6 billion was primarily due to net dispositions and the impact of increased interest rates. Debt securities issued by the U.S. Government and other U.S. agencies were $2.1 billion as at March 31, 2012. As outlined in the table below, we have an immaterial amount of direct exposure to eurozone sovereign credits.

Debt securities of governments and financial institutions by geography ($ millions)

	March 31, 2012		December 31, 2011	
	Government issued or guaranteed	Financials	Government issued or guaranteed	Financials
Canada	12,688	1,584	13,051	1,607
United States	2,131	6,109	3,092	6,298
United Kingdom	2,311	1,258	2,533	1,245
Eurozone				
France	25	113	25	101
Germany	186	28	180	28
Greece	-	-	-	-
Ireland	-	-	-	-
Italy	-	11	-	21
Netherlands	2	344	4	311
Portugal	-	-	-	-
Spain	3	52	3	55
Residual eurozone	2	179	2	170
Other	2,588	1,439	2,605	1,547
Total	19,936	11,117	21,495	11,383

Our gross unrealized losses as at March 31, 2012 for FVTPL and AFS debt securities were $0.8 billion and $0.1 billion, respectively, compared with $1.0 billion and $0.1 billion, respectively, as at December 31, 2011. Gross unrealized losses as at March 31, 2012 included $0.1 billion related to eurozone sovereign and financial debt securities.

Our debt securities as at March 31, 2012 included $11.1 billion in the financial sector, representing approximately 18.0% of our total debt securities, or 9.6% of our total invested assets. This compares to $11.4 billion, or 18.1%, of the debt security portfolio, as at December 31, 2011. The $0.3 billion decrease in the value of financial sector debt securities holdings was primarily due to reductions of our exposure to U.S. and European credits[5].

Asset-backed Securities

Our debt securities as at March 31, 2012 included $3.7 billion of asset-backed securities reported at fair value, representing approximately 5.9% of our debt securities, or 3.2% of our total invested assets. This was $71 million lower than the level reported as at December 31, 2011. While the credit quality of our asset-backed securities continued to decline in the first quarter of 2012, previously established actuarial reserves based on the lifetime expected losses of these assets mitigated substantially all of the changes in the asset quality of the portfolio.

Asset-backed securities ($ millions)

	March 31, 2012			December 31, 2011		
	Amortized cost	Fair value	BBB and higher	Amortized cost	Fair value	BBB and higher
Commercial mortgage-backed securities	1,631	1,592	84.4%	1,703	1,662	85.0%
Residential mortgage-backed securities						
Agency	538	561	100.0%	510	538	100.0%
Non-agency	723	581	44.1%	771	602	47.4%
Collateralized debt obligations	124	105	17.9%	127	99	20.3%
Other[1]	919	824	83.8%	935	833	84.8%
Total	3,935	3,663	78.3%	4,046	3,734	79.4%

[1] Other includes sub-prime, a portion of the Company's exposure to Alternative-A and other asset-backed securities.

Deterioration in economic factors, such as property values and unemployment rates, or changes in the assumed default rate of the collateral pool or loss-given-default expectations may result in write-downs of our asset-backed securities. In addition, foreclosure proceedings and the sale of foreclosed homes have been delayed as a result of the large inventory of such properties. It is difficult to estimate the impact of these delays, but they could have an adverse impact on our residential mortgage-backed portfolio depending on their magnitude. Additional information on our asset-backed securities can be found in our 2011 MD&A.

Mortgages and Loans

As at March 31, 2012, we had a total of $28.0 billion in mortgages and loans. Our mortgage portfolio of $13.2 billion consists almost entirely of first mortgages. The carrying value of mortgages and loans by geographic location is set out in the following table. The geographic location for mortgages is based on location of property, while for corporate loans it is based on the country of the creditor's parent.

Mortgages and loans by geography ($ millions)

	March 31, 2012			December 31, 2011		
	Mortgages	Loans	Total	Mortgages	Loans	Total
Canada	7,478	9,341	16,819	7,500	9,154	16,654
United States	5,703	3,237	8,940	5,831	3,135	8,966
United Kingdom	23	394	417	24	253	277
Other	-	1,829	1,829	-	1,858	1,858
Total	13,204	14,801	28,005	13,355	14,400	27,755

In the United States, a gradual recovery of the commercial real estate market continues, but is fractured with a disparity between stabilized 'core' properties within primary markets and lower quality assets or those located in secondary markets. Capitalization rates have stabilized for quality properties that are both well located and leased. Despite the improvement in the overall economy, a prolonged increase in real estate demand will be dependent upon job creation, which continues to lag.

---

[5] Our exposure to debt securities (which includes governments and corporate debt securities) to any single country does not exceed 1% of total assets on our Consolidated Statements of Financial Position as at March 31, 2012 with the exception of the following countries where we have business operations: Canada, the United States and the United Kingdom.

The distribution of mortgages and loans by credit quality as at March 31, 2012 and December 31, 2011 is set out in the following tables. As at March 31, 2012, our mortgage portfolio consisted mainly of commercial mortgages with a carrying value of $13.0 billion, spread across approximately 3,500 loans. Commercial mortgages include retail, office, multi-family, industrial and land properties. Our commercial portfolio has a weighted average loan-to-value ratio of approximately 60%. The estimated weighted average debt service coverage is 1.6 times, consistent with December 31, 2011. The Canada Mortgage and Housing Corporation insures 22% of the Canadian commercial mortgage portfolio.

Mortgages and loans past due or impaired ($ millions)

| | March 31, 2012 | | | | | |
| | Gross carrying value | | | Allowance for losses | | |
	Mortgages	**Loans**	**Total**	**Mortgages**	**Loans**	**Total**
Not past due	**12,854**	**14,763**	**27,617**	**-**	**-**	**-**
Past due:						
Past due less than 90 days	**49**	**-**	**49**	**-**	**-**	**-**
Past due 90 to 179 days	**-**	**-**	**-**	**-**	**-**	**-**
Past due 180 days or more	**-**	**-**	**-**	**-**	**-**	**-**
Impaired	**499**	**65**	**564**	**198**[1]	**27**	**225**
Total	**13,402**	**14,828**	**28,230**	**198**	**27**	**225**
	December 31, 2011					
	Gross carrying value			Allowance for losses		
	Mortgages	Loans	Total	Mortgages	Loans	Total
Not past due	13,001	14,358	27,359	-	-	-
Past due:						
Past due less than 90 days	10	-	10	-	-	-
Past due 90 to 179 days	-	-	-	-	-	-
Past due 180 days or more	-	-	-	-	-	-
Impaired	540	69	609	196[1]	27	223
Total	13,551	14,427	27,978	196	27	223

[1] Includes $64 million of sectoral provisions as at March 31, 2012 and $68 million of sectoral provisions as at December 31, 2011.

Net impaired assets for mortgages and loans, net of allowances for losses, amounted to $339 million as at March 31, 2012, $47 million lower than the December 31, 2011 level for these assets. The gross carrying value of impaired mortgages decreased by $41 million to $499 million as at March 31, 2012. The majority of this net decrease is primarily due to recoveries from note sales, partially offset by an increase in mortgages where a specific provision was recorded. The allowance for losses related to mortgages rose to $198 million at March 31, 2012 from $196 million as at December 31, 2011. The addition of new provisions on specific mortgages was partially offset by adjustments to provisions previously recorded, realized losses charged against this allowance and currency movements. The sectoral provision related to mortgages included in the allowance decreased by $4 million to $64 million. Approximately 95% of the impaired mortgage loans are in the United States.

We have provided $3,117 million for possible future asset defaults over the lifetime of our insurance contract liabilities as at March 31, 2012, which decreased from our December 31, 2011 level of $3,376 million, primarily as a result of market movements, including the impact of increased interest rates and currency movements. To the extent that an asset is written off, or disposed of, any amount set aside for possible future asset defaults in insurance contract liabilities in respect of that asset will be released into income. The $3,117 million for possible future asset defaults excludes the portion of the provision that can be passed through to participating policyholders and provisions for possible reductions in the value of equity and real estate assets supporting insurance contract liabilities.

Derivative Financial Instruments
The values of our derivative instruments are set out in the following table. The use of derivatives is measured in terms of notional amounts, which serve as the basis for calculating payments and are generally not actual amounts that are exchanged.

Derivative instruments ($ millions)

	March 31, 2012	December 31, 2011
Net fair value	**1,169**	1,573
Total notional amount	**51,692**	50,859
Credit equivalent amount	**959**	1,026
Risk-weighted credit equivalent amount	**7**	8

The total notional amount of derivatives in our portfolio increased to $51.7 billion as at March 31, 2012, from $50.9 billion at the end of 2011, primarily due to an increase in currency swaps and exchange-traded equity options. The net fair value decreased to $1,169 million as at March 31, 2012 from the 2011 year-end amount of $1,573 million. The decrease was primarily due to the impact of increasing longer-term interest rates on the Company's interest rate swap portfolio. This decrease was partially offset by the increase in value of currency swaps as a result of the strengthening of the Canadian dollar.

The invested asset values and ratios presented in this section are based on the carrying value of the respective asset categories. Carrying values for FVTPL and AFS invested assets are generally equal to fair value. In the event of default, if the amounts recovered are insufficient to satisfy the related insurance contract liability cash flows that the assets are intended to support, credit exposure may be greater than the carrying value of the asset.

Capital Management

The Company's capital base consists mainly of common shareholders' equity, preferred shareholders' equity and subordinated debt. As at March 31, 2012 our total capital was $20.5 billion, up from $19.2 billion as at December 31, 2011. The increase in total capital was primarily as a result of the issuance of $800 million of subordinated debt and common shareholders' net income of $686 million, partially offset by common shareholders' dividends (net of the dividend reinvestment and share repurchase plan) of $143 million.

Sun Life Assurance's MCCSR ratio was 213% as at March 31, 2012, compared to 211% as at December 31, 2011. The MCCSR ratio increased primarily as a result of higher net income (net of dividend payments) and favourable market impacts, which were partially offset by business growth and the phase-in impact of the conversion to IFRS.

The Office of the Superintendent of Financial Institutions, Canada ("OSFI") is considering a number of changes to the insurance company capital rules, including new guidelines that would establish stand-alone capital adequacy requirements for operating life insurance companies, such as Sun Life Assurance, and that would update OSFI's regulatory guidance for non-operating insurance companies acting as holding companies, such as SLF Inc. In relation to the guidance for holding companies, OSFI has indicated that it expects to further develop and apply MCCSR and Internal Target Capital Ratio guidelines to holding companies by 2016. OSFI is also reviewing the use of internally modelled capital requirements for variable annuity and segregated fund guarantees. In addition, OSFI is reviewing the alignment of some insurance regulations with certain elements of changes made to banks' regulatory framework under the new Basel III Capital Accord. Furthermore, future changes to IFRS standards, such as valuation of insurance contracts and employee benefits, could impact regulatory capital ratios. The outcome of these initiatives is uncertain and may impact our position relative to that of other Canadian and international financial institutions with which we compete for business and capital.

Risk Management

We use an enterprise risk management framework to assist in categorizing, monitoring and managing the risks to which we are exposed. The major categories of risk are credit risk, market risk, insurance risk, operational risk and strategic risk. Operational risk is a broad category that includes legal and regulatory risks, people risks, and systems and processing risks.

Through our ongoing enterprise risk management procedures, we review the various risk factors identified in the framework and report to senior management and to the Risk Review Committee of the Board at least quarterly. Our enterprise risk management procedures and risk factors are described in our annual MD&A and AIF.

Market Risk Sensitivities

Our earnings are affected by the determination of policyholder obligations under our annuity and insurance contracts. These amounts are determined using internal valuation models and are recorded in our Consolidated Financial Statements, primarily as insurance contract liabilities. The determination of these obligations requires management to make assumptions about the future level of equity market performance, interest rates (including credit and swap spreads) and other factors over the life of our products. Differences between our actual experience and our best estimate assumptions are reflected in our financial statements and flow through net income.

The market value of our fixed income and equity securities fluctuate based on movements in interest rates and equity markets. The market value of fixed income assets designated as AFS and held primarily in our surplus segment increases (decreases) with declining (rising) interest rates. Similarly, the market value of equities designated as AFS and held primarily in our surplus segment increases (decreases) with rising (declining) equity markets. Changes in the market value of AFS assets flow through OCI and are only recognized in net income when realized upon sale, or when considered impaired. The amount of realized gains (losses) recorded in net income in any period is dependent upon the initial unrealized gain (loss) or OCI position at the start of the period and the change in market values during the period up to the point of sale for those assets which were sold. The sale of AFS assets held in surplus can therefore have the effect of modifying our net income sensitivity.

During the first quarter of 2012, we realized $23 million (pre-tax) in net gains on the sale of AFS assets. At March 31, 2012, the net unrealized gains or OCI position on AFS fixed income and equity assets (after-tax) was $363 million and $107 million, respectively.

The following tables set out the estimated immediate impact or sensitivity of our net income, OCI and Sun Life Assurance's MCCSR ratio to certain instantaneous changes in interest rates and equity market prices as at March 31, 2012 and December 31, 2011.

Interest rate and equity market sensitivities

As at March 31, 2012

	Net income ($ millions)[3]	Increase/(decrease) in after-tax OCI ($ millions)[4]	MCCSR[5]
Changes in interest rates[1]			
50 basis point increase	**$150**	**$(150)**	**Approximate 2 percentage point increase**
50 basis point decrease	**$(250)**	**$200**	**Approximate 4 percentage point decrease**
100 basis point increase	**$300**	**$(350)**	**Approximate 5 percentage point increase**
100 basis point decrease	**$(550)**	**$350**	**Approximate 7 percentage point decrease**
Changes in equity markets[2]			
10% increase	**$100**	**$50**	**Approximate 2 percentage point increase**
10% decrease	**$(150)**	**$(50)**	**Approximate 4 percentage point decrease**
25% increase	**$200**	**$150**	**Approximate 2 percentage point increase**
25% decrease	**$(400)**	**$(150)**	**Approximate 9 percentage point decrease**

As at December 31, 2011

	Net income ($ millions)[3]	Increase/(decrease) in after-tax OCI ($ millions)[4]	MCCSR[5]
Changes in interest rates[1]			
50 basis point increase	$250	$(150)	Approximate 3 percentage point increase
50 basis point decrease	$(300)	$200	Approximate 3 percentage point decrease
100 basis point increase	$500	$(350)	Approximate 7 percentage point increase
100 basis point decrease	$(700)	$350	Approximate 9 percentage point decrease
Changes in equity markets[2]			
10% increase	$100	$50	Approximate 3 percentage point increase
10% decrease	$(150)	$(50)	Approximate 2 percentage point decrease
25% increase	$200	$150	Approximate 4 percentage point increase
25% decrease	$(350)	$(150)	Approximate 6 percentage point decrease

---

[1] Represents a parallel shift in assumed interest rates across the entire yield curve as at March 31, 2012 and December 31, 2011, respectively. Variations in realized yields based on different terms to maturity, geographies, asset class types, credit and swap spreads and ratings may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for variable annuities and segregated funds at 10 basis point intervals (for 50 basis point changes in interest rates) and at 20 basis point intervals (for 100 basis point changes in interest rates).

[2] Represents the respective change across all equity markets as at March 31, 2012 and December 31, 2011, respectively. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for variable annuities and segregated funds at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).

[3] The market risk sensitivities include the expected mitigation impact of our hedging programs in effect as at March 31, 2012 and December 31, 2011, respectively, and include new business added and product changes implemented during the period.

[4] A portion of assets designated as AFS are required to support certain policyholder liabilities and any realized gains (losses) on these securities would result in a commensurate increase (decrease) in actuarial liabilities, with no net income impact in the reporting period.

[5] The MCCSR sensitivities illustrate the impact on the MCCSR ratio for Sun Life Assurance as at March 31, 2012 and December 31, 2011, respectively. This excludes the impact on assets and liabilities that are included in Sun Life Financial, but not included in Sun Life Assurance.

Credit spread and swap spread sensitivities
We have estimated the impact on shareholder net income attributable to specified instantaneous changes in credit and swap spreads. The credit spread sensitivities reflect the impact of changes in credit spreads on non-sovereign fixed income assets, including provincial governments, corporate bonds and other fixed income assets. The swap spread sensitivities reflect the impact of changes in swap spreads on swap-based derivative positions.

As of March 31, 2012 we estimate that an increase of 50 basis points in credit spread levels would increase net income by approximately $75 million and a decrease of 50 basis points in credit spread levels would decrease net income by approximately $75 million. Credit spreads are assumed to revert to long-term actuarial liability assumptions generally over a five-year period.

As of March 31, 2012 we estimate that a 20 basis point change in swap spread levels would change our net income by approximately $25 million.

The spread sensitivities assume parallel shifts in the indicated spreads (i.e. equal shift across the entire spread term structure). Variations in realized spread changes based on different terms to maturity, geographies, asset class/derivative types, underlying interest rate movements and ratings may result in realized sensitivities being significantly different from those provided above. The credit spread sensitivity estimates also exclude any credit spread impacts that may arise in connection with any asset positions held in segregated and variable annuity funds. Spread sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Please refer to the section "additional cautionary language and key assumptions related to sensitivities" for important additional information regarding these estimates.

Variable Annuity and Segregated Fund Guarantees
Approximately 75% of our expected sensitivity to equity market risk and 20% of our expected sensitivity to interest rate risk is derived from segregated fund products in SLF Canada, variable annuities in SLF U.S. and run-off reinsurance in our Corporate business segment. These products provide benefit guarantees, which are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitization. The cost of providing for the guarantees in respect of our variable annuity and segregated fund contracts is uncertain and will depend upon a number of factors including general capital market conditions, our hedging strategies, policyholder behaviour and mortality experience, each of which may result in negative impacts on net income and capital.

The following table provides information with respect to the guarantees provided in our variable annuity and segregated fund businesses.

($ millions)	March 31, 2012			
	Fund value	Amount at risk[1]	Value of guarantees[2]	Insurance contract liabilities[3]
SLF Canada	12,418	473	11,755	354
SLF U.S.	25,292	2,051	24,535	1,051
Run-off reinsurance[4]	2,630	575	2,174	471
Total	40,340	3,099	38,464	1,876

($ millions)	December 31, 2011[5]			
	Fund value	Amount at risk[1]	Value of guarantees[2]	Insurance contract liabilities[3]
SLF Canada	11,823	769	11,704	655
SLF U.S.	24,692	3,123	25,610	1,997
Run-off reinsurance[4]	2,542	642	2,267	536
Total	39,057	4,534	39,581	3,188

[1] The "amount at risk" represents the excess of the value of the guarantees over fund values on all policies where the value of the guarantees exceeds the fund value. The amount at risk is not currently payable as the guarantees are only payable upon death, maturity, withdrawal or annuitization if fund values remain below guaranteed values.

[2] For guaranteed lifetime withdrawal benefits, the "value of guarantees" is calculated as the present value of the maximum future withdrawals assuming market conditions remain unchanged from current levels. For all other benefits, the value of guarantees is determined assuming 100% of the claims are made at the valuation date.

[3] The "insurance contract liabilities" represent management's provision for future costs associated with these guarantees and include a provision for adverse deviation in accordance with valuation standards.

[4] The run-off reinsurance business includes risks assumed through reinsurance of variable annuity products issued by various North American insurance companies between 1997 and 2001. This line of business has been discontinued and is part of a closed block of reinsurance, which is included in the Corporate business segment.

[5] Fund value and value of guarantees for SLF U.S. as at December 31, 2011 have been restated to reflect a change in methodology adopted in the first quarter of 2012.

The movement of the items in the table above from December 31, 2011 to March 31, 2012 was primarily as a result of:

    (i)   fund values increased due to favourable equity market movements, partially offset by the strengthening of the Canadian dollar against foreign currencies.

    (ii)   the amount at risk decreased due to favourable equity market movements.

    (iii)   the value of guarantees decreased as a result of net new business written and the strengthening of the Canadian dollar against foreign currencies.

    (iv)   insurance contract liabilities decreased due to favourable equity market and interest rate movements.

Variable annuity and segregated fund hedging

We have implemented hedging programs, involving the use of derivative instruments, to mitigate a portion of the interest rate and equity market-related volatility in the cost of providing for variable annuity and segregated fund guarantees. As at March 31, 2012, over 90% of our total variable annuity and segregated fund contracts, as measured by associated fund values, were included in a hedging program. While a large percentage of contracts are included in the hedging program, not all of our equity and interest rate exposure related to these contracts is hedged. For those variable annuity and segregated fund contracts included in the hedging program, we generally hedge the value of expected future net claims costs and a portion of the policy fees as we are primarily focused on hedging the expected economic costs associated with providing these guarantees.

The following table illustrates the impact of our hedging program related to our sensitivity to a 50 basis point and 100 basis point decrease in interest rates and 10% and 25% decrease in equity markets for variable annuity and segregated fund contracts.

Impact of variable annuity and segregated fund hedging ($ millions)

	Changes in interest rates[2]		Changes in equity markets[3]	
Net income sensitivity[1]	50 basis points decrease	100 basis points decrease	10% decrease	25% decrease
Before hedging	(450)	(1,000)	(500)	(1,450)
Hedging impact	400	900	400	1,150
Net of hedging	(50)	(100)	(100)	(300)

[1] Since the fair value of benefits being hedged will generally differ from the financial statement value (due to different valuation methods and the inclusion of valuation margins in respect of financial statement values), this approach will result in residual volatility to interest rate and equity market shocks in reported income and capital. The general availability and cost of these hedging instruments may be adversely impacted by a number of factors, including volatile and declining equity and interest rate market conditions.

[2] Represents a parallel shift in assumed interest rates across the entire yield curve as at March 31, 2012. Variations in realized yields based on different terms to maturity, geographies, asset class types, credit and swap spreads and ratings may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for variable annuities and segregated funds at 10 basis point intervals (for 50 basis point changes in interest rates) and at 20 basis point intervals (for 100 basis point changes in interest rates).

[3] Represents the change across all equity markets as at March 31, 2012. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for variable annuities and segregated funds at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).

Real Estate Risk

We are exposed to real estate risk arising from fluctuations in the value or future cash flows on real estate classified as investment properties. We may experience financial losses resulting from the direct ownership of real estate investments or indirectly through fixed income investments secured by real estate property, leasehold interests, ground rents and purchase and leaseback transactions. Real estate price risk may arise from external market conditions, inadequate property analysis, inadequate insurance coverage, inappropriate real estate appraisals or from environmental risk exposures. We hold direct real estate investments that support general account liabilities and surplus, and fluctuations in value will impact our profitability and financial position. A 10% decrease in the value of our direct real estate investments would decrease net income by approximately $150 million. Conversely, a 10% increase in the value of our direct real estate investments would increase net income by $150 million.

Additional Cautionary Language and Key Assumptions Related to Sensitivities

Our market risk sensitivities are forward-looking statements. They are measures of our estimated net income and OCI sensitivity to changes in interest rate and equity market price levels described above, based on interest rates, equity market prices and business mix in place as at the respective calculation dates. These sensitivities are calculated independently for each risk factor, generally assuming that all other risk variables stay constant. The sensitivities do not take into account indirect effects such as potential impacts on goodwill impairment or the current valuation allowance on deferred tax assets. The sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Actual results can differ materially from these estimates for a variety of reasons, including differences in the pattern or distribution of the market shocks, the interaction between these risk factors, model error, or changes in other assumptions such as business mix, effective tax rates, policyholder behaviour, currency exchange rates, and other market variables relative to those underlying the calculation of these sensitivities. The potential extent to which actual results may differ from the indicative ranges will generally increase with larger capital market movements. Our sensitivities as at December 31, 2011 have been included for comparative purposes only.

We have also provided measures of our net income sensitivity to changes in credit spreads, swap spreads, real estate price levels and capital sensitivities to changes in interest rates and equity price levels. These sensitivities are also forward-looking statements and MCCSR sensitivities are non-IFRS financial measures. For additional information, see Use of Non-IFRS Financial Measures. The cautionary language which appears in this section is also applicable to the credit spread, swap spread, real estate and MCCSR sensitivities. In particular, these sensitivities are based on interest rates, credit and swap spreads, equity market and real estate price levels as at the respective calculation dates and assume that all other risk variables remain constant. Changes in interest rates, credit and swap spreads, equity market and real estate prices in excess of the ranges illustrated may result in other-than-proportionate impacts.

The sensitivities reflect the composition of our assets and liabilities as at March 31, 2012 and December 31, 2011. Changes in these positions due to new sales or maturities, asset purchases/sales or other management actions could result in material changes to these reported sensitivities. In particular, these sensitivities reflect the expected impact of hedging activities based on the hedge assets and programs in place as at the calculation dates. The actual impact of these hedging activities can differ materially from that assumed in the determination of these indicative sensitivities due to ongoing hedge re-balancing activities, changes in the scale or scope of hedging activities, changes in the cost or general availability of hedging instruments, basis risk (the risk that hedges do not exactly replicate the underlying portfolio experience), model risk and other operational risks in the ongoing management of the hedge programs or the potential failure of hedge counterparties to perform in accordance with expectations.

The sensitivities are based on methods and assumptions in effect as at March 31, 2012 and December 31, 2011, as applicable. Changes in the regulatory environment, accounting or actuarial valuation methods, models or assumptions after this date could result in material changes to these reported sensitivities. Changes in excess of the ranges illustrated may result in other-than-proportionate impacts.

Our hedging programs may themselves expose us to other risks such as basis risk (the risk that hedges do not exactly replicate the underlying portfolio experience), derivative counterparty credit risk, and increased levels of liquidity risk, model risk and other operational risks. These factors may adversely impact the net effectiveness, costs and financial viability of maintaining these hedging programs and therefore adversely impact our profitability and financial position. While our hedging programs include various elements aimed at mitigating these effects (for example, hedge counterparty credit risk is managed by maintaining broad diversification, dealing primarily with highly rated counterparties and transacting through International Swaps and Derivatives Association, Inc. agreements that generally include applicable credit support annexes), residual risk and potential reported earnings and capital volatility remain.

For the reasons outlined above, these sensitivities should only be viewed as directional estimates of the underlying sensitivities of each factor under these specialized assumptions, and should not be viewed as predictors of our future net income, OCI and capital sensitivities. Given the nature of these calculations, we cannot provide assurance that actual impacts will be consistent with the estimates provided.

Information related to market risk sensitivities and guarantees related to variable annuity and segregated fund products should be read in conjunction with the information contained in the Outlook, Critical Accounting Policies and Estimates and Risk Management sections in our annual MD&A and in the Risk Factors and Regulatory Matters sections in our AIF.

Legal and Regulatory Matters

Information concerning legal and regulatory matters is provided in our 2011 Consolidated Financial Statements, MD&A and AIF.

Future Accounting Changes

In October 2010, the International Accounting Standards Board ("IASB") issued amendments to IFRS 7 *Financial Instruments: Disclosures* to revise the disclosures related to transfers of financial assets. The revised disclosures will help users of financial statements evaluate the risk exposures relating to transfers of financial assets and the effect of those risks on an entity's financial position and provide transparency in the reporting of these transactions, particularly those that involve securitization of financial assets. These amendments are effective for annual periods beginning on or after July 1, 2011 and are not expected to have a material impact upon adoption.

In December 2010, the IASB issued amendments to IAS 12 *Income Taxes*, named *Deferred Tax and the Recovery of Underlying Assets*. The amendments provide an approach for measuring deferred tax liabilities and deferred tax assets when investment properties are measured at fair value. These amendments were adopted on January 1, 2012 and did not impact our Interim Consolidated Financial Statements as the amendments are consistent with our accounting policy.

Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of its financial statements in accordance with IFRS.

There were no changes in the Company's internal control over financial reporting during the period beginning on January 1, 2012 and ended on March 31, 2012 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Use of Non-IFRS Financial Measures

We report certain financial information using non-IFRS financial measures, as we believe that they provide information that is useful to investors in understanding our performance and facilitate a comparison of the quarterly and full year results of our ongoing operations. These non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures, there are no directly comparable amounts under IFRS. They should not be viewed as an alternative to measures of financial performance determined in accordance with IFRS. Additional information concerning these non-IFRS financial measures and reconciliations to IFRS measures are included in our annual and interim MD&A and the Supplementary Financial Information packages that are available on www.sunlife.com under Investors – Financial Results & Reports.

Operating net income (loss) and financial information based on operating net income (loss), such as operating EPS and operating ROE, are non-IFRS financial measures. Operating net income excludes: (i) the impact of certain hedges in SLF Canada that do not qualify for hedge accounting; (ii) fair value adjustments on share-based payment awards at MFS; (iii) restructuring and other related costs; (iv) goodwill and intangible asset impairment charges; and (v) other items that are not operational or ongoing in nature. Operating EPS also excludes the dilutive impact of convertible securities under IFRS.

Operating net income excluding the net impact of market factors is a non-IFRS financial measure that removes certain market-related factors that create volatility in our results under IFRS in order to assist shareholders in better understanding our underlying net income. Operating net income excluding the net impact of market factors adjusts operating net income (loss) for: (i) the net impact of changes in interest rates in the reporting period, including changes in credit and swap spreads; (ii) the net impact of changes in equity markets above or below the expected level of change in the reporting period; (iii) the net impact of changes in the fair value of real estate properties in the reporting period; and (iv) the impact of changes in actuarial assumptions driven by capital market movements.

The following tables set out the amounts that were excluded from our operating net income (loss), operating net income (loss) excluding the net impact of market factors, operating EPS and operating ROE, and provides a reconciliation to our reported net income (loss), EPS and ROE based on IFRS.

Reconciliation of net income to operating net income and operating net income excluding the net impact of market factors

	Q1'12	Q4'11	Q3'11	Q2'11	Q1'11	Q4'10	Q3'10	Q2'10
				IFRS				
Net income ($ millions)	**686**	(525)	(621)	408	438	504	416	72
Impact of certain hedges in SLF Canada that do not qualify for hedge accounting	**(12)**	50	(53)	9	(9)	43	37	(71)
Fair value adjustments on share-based payment awards at MFS	**(20)**	(33)	4	(26)	(25)	(24)	(24)	(12)
Restructuring and other related costs	**(9)**	(55)	-	-	-	-	-	-
Goodwill and intangible asset impairment charges	**-**	(266)	-	-	-	-	-	-
Operating net income (loss)	**727**	(221)	(572)	425	472	485	403	155
Net interest rate impact	**95**	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Net equity market impact	**253**	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Net gains from changes in the fair value of real estate	**22**	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Actuarial assumption changes driven by changes in capital market movements	**-**	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Operating net income (loss) excluding the net impact of market factors	**357**	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Reconciliation of EPS to operating EPS								
Reported EPS (diluted) ($)	**1.15**	(0.90)	(1.07)	0.68	0.73	0.84	0.70	0.13
Impact of certain hedges in SLF Canada that do not qualify for hedge accounting	**(0.02)**	0.09	(0.09)	0.02	(0.02)	0.08	0.06	(0.12)
Fair value adjustments on share-based payment awards at MFS	**(0.03)**	(0.06)	0.01	(0.04)	(0.04)	(0.04)	(0.04)	(0.02)
Restructuring and other related costs	**(0.02)**	(0.09)	-	-	-	-	-	-
Goodwill and intangible asset impairment charges	**-**	(0.46)	-	-	-	-	-	-
Impact of convertible securities on diluted EPS	**-**	-	-	(0.03)	(0.03)	(0.05)	(0.03)	-
Operating EPS (diluted)	**1.22**	(0.38)	(0.99)	0.73	0.82	0.85	0.71	0.27
Reconciliation of ROE to operating ROE								
Reported ROE (annualized)	**20.4%**	(15.3)%	(17.4)%	11.5%	12.5%	14.4%	12.0%	2.1%
Impact of certain hedges in SLF Canada that do not qualify for hedge accounting	**(0.4)%**	1.5%	(1.5)%	0.3%	(0.3)%	1.2%	1.1%	(2.1)%
Fair value adjustments on share-based payment awards at MFS	**(0.6)%**	(1.0)%	0.1%	(0.8)%	(0.7)%	(0.7)%	(0.7)%	(0.5)%
Restructuring and other related costs	**(0.2)%**	(1.5)%	-	-	-	-	-	-
Goodwill and intangible asset impairment charges	**-**	(7.8)%	-	-	-	-	-	-
Operating ROE (annualized)	**21.6%**	(6.5)%	(16.0)%	12.0%	13.5%	13.9%	11.6%	4.7%

Management also uses the following non-IFRS financial measures:

Adjusted revenue. This measure excludes from revenue the impact of: (i) currency; (ii) fair value changes in FVTPL assets and liabilities; (iii) reinsurance for the insured business in SLF Canada's Group Benefits operations; and (iv) net premiums from the domestic variable annuity and individual insurance operations in SLF U.S. that closed to new sales effective December 30, 2011. This measure is an alternative measure of revenue that provides greater comparability across reporting periods.

($ millions)	Q1'12	Q4'11	Q3'11	Q2'11	Q1'11
Revenues	3,140	5,715	7,506	5,157	4,203
Adjustments					
Currency	33	75	(13)	(34)	-
Fair value changes in FVTPL assets and liabilities	(1,009)	1,257	2,827	781	(208)
Reinsurance in SLF Canada's Group Benefits operations	(1,087)	(1,039)	(1,027)	(1,028)	(1,055)
Net premiums from domestic variable annuity and individual insurance operations in SLF U.S.	206	418	347	412	406
Adjusted revenue	4,997	5,004	5,372	5,026	5,060

Adjusted premiums and deposits. This measure excludes from premiums and deposits the impact of: (i) currency; (ii) reinsurance for the insured business in SLF Canada's Group Benefits operations; and (iii) net premiums and deposits from the domestic variable annuity and individual insurance operations in SLF U.S. that closed to new sales effective December 30, 2011. This measure is an alternative measure of premiums and deposits that provides greater comparability across reporting periods.

($ millions)	Q1'12	Q4'11	Q3'11	Q2'11	Q1'11
Premiums and deposits	25,296	22,356	18,561	20,854	20,078
Adjustments					
Currency	326	605	(95)	(288)	-
Reinsurance in SLF Canada's Group Benefits operations	(1,087)	(1,039)	(1,027)	(1,028)	(1,055)
Net premiums from domestic variable annuity and individual insurance operations in SLF U.S.	206	418	347	412	406
Deposits from domestic variable annuity and individual insurance operations in SLF U.S.	159	640	592	733	711
Adjusted premiums and deposits	25,692	21,732	18,744	21,025	20,016

Pre-tax operating profit margin ratio for MFS. This ratio is a measure of the underlying profitability of MFS, which excludes certain investment income and commission expenses that are offsetting. These amounts are excluded in order to neutralize the impact these items have on the pre-tax operating profit margin ratio, as they are offsetting in nature and have no impact on the underlying profitability of MFS.

Impact of currency. Several IFRS financial measures are adjusted to exclude the impact of currency fluctuations. These measures are calculated using the average currency and period end rates, as appropriate, in effect at the date of the comparative period.

MCCSR market sensitivities. Our MCCSR market sensitivities are non-IFRS financial measures, for which there are no directly comparable measures under IFRS. It is not possible to provide a reconciliation of these amounts to the most directly comparable IFRS measures on a forward-looking basis because we believe it is only possible to provide ranges of the assumptions used in determining those non-IFRS financial measures, as actual results can fluctuate significantly inside or outside those ranges and from period to period.

Other. Management also uses the following non-IFRS financial measures for which there are no comparable financial measures in IFRS:
(i)   ASO premium and deposit equivalents, mutual fund sales, managed fund sales and total premiums and deposits;
(ii)   AUM, mutual fund assets, managed fund assets, other AUM and assets under administration;
(iii) the value of new business, which is used to measure the estimated lifetime profitability of new sales and is based on actuarial calculations; and
(iv)   management actions and changes in assumptions is a component of our sources of earnings disclosure. Sources of earnings is an alternative presentation of our Consolidated Statements of Operations that identifies and quantifies various sources of income. The Company is required to disclose its sources of earnings by its principal regulator, OSFI.

Forward-Looking Statements

Certain statements in this document, including those relating to our strategies and statements, (i) that are predictive in nature, (ii) that depend upon or refer to future events or conditions, and (iii) that include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates" or similar expressions, are forward-looking statements within the meaning of securities laws. Forward-looking statements include the information concerning possible or assumed future results of operations of Sun Life Financial. These statements represent our current expectations, estimates and projections regarding future events and are not historical facts. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out in Sun Life Financial Inc.'s AIF under Risk Factors and in Sun Life Financial Inc.'s 2011 MD&A under Critical Accounting Policies and Estimates and Risk Management and the factors detailed in Sun Life Financial Inc.'s other filings with Canadian and U.S. securities regulators, including its annual and interim MD&A, and annual and interim Consolidated Financial Statements.

Factors that could cause actual results to differ materially from expectations include, but are not limited to, economic uncertainty, market conditions that affect the Company's capital position or its ability to raise capital; changes or volatility in interest rates or credit/swap spreads; the performance of equity markets; credit risks related to issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, derivative counterparties, other financial institutions and other entities; risks in implementing business strategies; risk management; changes in legislation and regulations including capital requirements and tax laws; legal and regulatory proceedings, including inquiries and investigations; risks relating to product design and pricing; downgrades in financial strength or credit ratings; the ability to attract and retain employees; the performance of the Company's investments and investment portfolios managed for clients such as segregated and mutual funds; the impact of higher-than-expected future expenses; risks relating to mortality and morbidity, including the occurrence of natural or man-made disasters, pandemic diseases and acts of terrorism; risks relating to the rate of mortality improvement; risks relating to policyholder behaviour; risks related to liquidity; dependence on third-party relationships including outsourcing arrangements; the inability to maintain strong distribution channels and risks relating to market conduct by intermediaries and agents; breaches or failure of information system security and privacy, including cyber terrorism; business continuity risks; risks relating to financial modelling errors; risks relating to real estate investments; risks relating to estimates and judgements used in calculating taxes; the impact of mergers and acquisitions; risks relating to operations in Asia including the Company's joint ventures; the impact of competition; fluctuations in foreign currency exchange rate; risks relating to the closed block of business; risks relating to the environment, environmental laws and regulations and third party policies; and the availability, cost and effectiveness of reinsurance.

Earnings Conference Call
The Company's first quarter 2012 financial results will be reviewed at a conference call on Thursday, May 10, 2012, at 2:00 p.m. ET. To listen to the call via live audio webcast and to view the presentation slides, as well as related information, please visit www.sunlife.com and click on the link to Q1 results from the "Investors" section on the home page 10 minutes prior to the start of the presentation. Individuals participating in the call in a listen-only mode are encouraged to connect via our webcast. The webcast and presentation will be archived and made available on the Company's website, www.sunlife.com, following the call. The conference call can also be accessed by phone by dialing 416-644-3416 (Toronto) or 1 800 814-4860 (Canada/U.S.).

About Sun Life Financial
Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of March 31, 2012, the Sun Life Financial group of companies had total assets under management of $494 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Consolidated Statements of Operations

	For the three months ended	
(unaudited, in millions of Canadian dollars except for per share amounts)	**March 31, 2012**	March 31, 2011
Revenue		
Premiums:		
Gross	**$ 3,391**	$ 3,681
Less: Ceded	**1,317**	1,247
Net	**2,074**	2,434
Net investment income (loss):		
Interest and other investment income	**1,183**	1,115
Changes in fair value through profit or loss assets and liabilities	**(1,009)**	(208)
Net gains (losses) on available-for-sale assets	**23**	43
Net investment income (loss)	**197**	950
Fee income	**869**	819
Total revenue	**3,140**	4,203
Benefits and expenses		
Gross claims and benefits paid	**3,283**	3,420
Increase (decrease) in insurance contract liabilities	**(1,163)**	(177)
Decrease (increase) in reinsurance assets	**(200)**	(57)
Increase (decrease) in investment contract liabilities	**17**	(31)
Reinsurance expenses (recoveries)	**(1,215)**	(1,147)
Commissions	**347**	414
Net transfers to (from) segregated funds	**120**	208
Operating expenses	**871**	882
Premium taxes	**64**	58
Interest expense	**89**	106
Total benefits and expenses	**2,213**	3,676
Income (loss) before income taxes	**927**	527
Less: Income tax expense (benefit)	**208**	58
Total net income (loss)	**719**	469
Less: Net income (loss) attributable to participating policyholders	**2**	4
Less: Net income (loss) attributable to non-controlling interests	**-**	3
Shareholders' net income (loss)	**717**	462
Less: Preferred shareholders' dividends	**31**	24
Common shareholders' net income (loss)	**$ 686**	$ 438
Earnings (loss) per share		
Basic	**$ 1.17**	$ 0.76
Diluted	**$ 1.15**	$ 0.73

Consolidated Statements of Financial Position

		As at				
(unaudited, in millions of Canadian dollars)		**March 31, 2012**		December 31, 2011		March 31, 2011
Assets						
Cash, cash equivalents and short-term securities	$	**8,271**	$	8,837	$	8,376
Debt securities		**61,846**		62,930		58,057
Equity securities		**4,919**		4,570		4,687
Mortgages and loans		**28,005**		27,755		25,856
Derivative assets		**2,134**		2,632		1,282
Other invested assets		**1,403**		1,348		1,240
Policy loans		**3,243**		3,276		3,246
Investment properties		**5,538**		5,313		4,744
Invested assets		**115,359**		116,661		107,488
Other assets		**3,378**		2,885		3,123
Reinsurance assets		**3,470**		3,277		3,866
Deferred tax assets		**1,412**		1,648		944
Property and equipment		**548**		546		492
Intangible assets		**873**		885		879
Goodwill		**3,919**		3,942		4,179
Total general fund assets		**128,959**		129,844		120,971
Investments for account of segregated fund holders		**91,934**		88,183		89,513
Total assets		**220,893**		218,027		210,484
Liabilities and equity						
Liabilities						
Insurance contract liabilities	$	**94,508**	$	96,374	$	86,893
Investment contract liabilities		**3,083**		3,073		4,100
Derivative liabilities		**965**		1,059		634
Deferred tax liabilities		**6**		7		10
Other liabilities		**7,738**		8,011		6,629
Senior debentures		**2,149**		2,149		2,151
Innovative capital instruments		**695**		695		1,645
Subordinated debt		**3,540**		2,746		2,738
Total general fund liabilities		**112,684**		114,114		104,800
Insurance contracts for account of segregated fund holders		**86,077**		82,650		83,556
Investment contracts for account of segregated fund holders		**5,857**		5,533		5,957
Total liabilities	$	**204,618**	$	202,297	$	194,313
Equity						
Issued share capital and contributed surplus	$	**10,417**	$	10,340	$	9,629
Retained earnings and accumulated other comprehensive income		**5,858**		5,390		6,528
Non-controlling interests		**-**		-		14
Total equity	$	**16,275**	$	15,730	$	16,171
Total equity and liabilities	$	**220,893**	$	218,027	$	210,484

Media Relations Contact:
Frank Switzer
Vice-President, Corporate Communications
Tel: 416-979-4086
frank.switzer@sunlife.com

Investor Relations Contact:
Phil Malek
Vice-President, Investor Relations
Tel: 416-979-4198
investor.relations@sunlife.com

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